

16013599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S Packerland Dr. Suite E
(No. and Street)

De Pere (City) Wisconsin (State) 54115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori L. Rastall 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. (Address) Chicago (City) Illionis (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lori L. Rastall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

my commission expires 2/19/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Copy of exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of KCD Financial, Inc.

We have audited the accompanying statement of financial condition of KCD Financial, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. KCD Financial, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KCD Financial, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1, Computation for Determination of the Reserve Requirement Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3, Reconciliation of the Company's Unaudited Net Capital Computation to the Statement of the Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of KCD Financial, Inc.'s financial statements. The supplemental information is the responsibility of KCD Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets	
Cash and cash equivalents	229,219
Clearing deposit	30,052
Accounts Receivable - Non Customer	75,000
Accounts Receivable - Concessions	41,188
Total Current Assets	375,459
TOTAL ASSETS	**375,459**

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Income Tax Payable	5,607
Accounts Payable and Accrued Expenses	175,402
Credit Cards	1,283
Deferred Revenue	40,790
Total Current Liabilities	223,082
Stockholders' Equity	
Preferred Stock ($0.0001 par value)*	1
Common Stock ($0.0001 par value)**	1
Additional paid-in-capital	137,705
Treasury Stock	(11,000)
Retained earnings (deficit)	25,670
Total Stockholders' Equity	152,377
TOTAL LIABILITIES & EQUITY	**375,459**

* 10,000 shares authorized, 500 issued and outstanding
** 50,000 shares authorized, 8,384 issued and 8,250 outstanding

The accompanying notes to financial statements are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Income
December 31, 2015

Operating Revenue:	
Concessions	$2,872,460
Net reimbursements - representatives	28,964
Other income	188,057
Total Operating revenue	3,089,481
Commission Expense	2,383,575
Net Revenue	705,906
Operating Expenses:	
Fines & penalties	10,706
Advertising & Marketing Expense	30
Dues and Subscriptions	(951)
Insurance Expense	14,666
Management Expense	95,000
Membership Fees	12,590
Misc	10
Training	536
Bank Service Fees	1,506
Business Expense	2,845
Cleaning	900
Computer and Internet Expenses	2,743
Conference	44,016
E&O	13,201
Office Audits	7,108
Office Expense	73
Office Supplies	1,220
Postage and Delivery	4,045
Printing	218
Rent Expense	34,871
Telephone Expense	10,377
Travel Expenses	10,587
Utilities	4,939
Operating Expenses - Other	449
Depreciation	313
Payroll & Benefits	261,542
Payroll Expenses	21,196
Accounting & Audit Expense	9,845
Compliance & Legal	32,630
Legal Expenses	28,548

State Business Licenses & taxes	7,001
Taxes	19
Total Operating Expenses	632,779
Net Income before income taxes	73,127
Provision for Income Tax:	
Income tax expense	18,877
Net Income	$54,250

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Changes in Stockholders' Equity
December 31, 2015

	Preferred Stock	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2014	$ 12,500	$ 105,150	$ 20,057	$ (11,000)	$ (19,807)	$ 106,900
Reclassification Adjustment	(12,499)	(105,149)	117,648			-
2015 Net Income					54,250	54,250
Dividends - Common					(8,250)	(8,250)
Dividends - Preferred					(523)	(523)
Balance, December 31, 2015	$ 1	$ 1	$ 137,705	$ (11,000)	$ 25,670	$ 152,377

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Cash Flow
December 31, 2015

OPERATING ACTIVITIES	
Net Income	$ 54,250
Depreciation	313
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts recievable - Non Customer	(75,000)
Accounts recievable - Concessions	24,572
Clearing Deposit	30,521
Income Tax Payable	(204)
Accounts Payable and Accrued Expenses	113,953
Credit Card	(1,559)
Defferred Revenue	(10,859)
Net cash provided by Operating Activities	135,987
FINANCING ACTIVITIES	
Dividends - Common	(8,250)
Dividends - Preferred	(523)
Net cash provided by Financing Activities	(8,773)
Net cash increase for period	127,214
Cash at beginning of period	102,005
Cash at end of period	$ 229,219
Supplemental Information:	
Income Taxes	$ 18,877

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Notes to Financial Statements
December 31, 2015

Business Activity

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in De Pere, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentation.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2015. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable - Concessions

Accounts receivable concessions are reported at contract value, less our estimate for uncollectible

amounts based on experience relative to the population of accounts receivable.

Deferred Revenue

Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Clearing Deposit

In accordance with the agreement with its clearing broker, Hilltop Securities, Inc. (HSI), the Company is required to maintain cash deposits in the amount of $50,000. The Company is dependent on SWS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2015 the Company maintained $30,052 in clearing deposits at HSI and $30,570 in cash at another financial institution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 25, 2016. See Litigation Footnote for subsequent event disclosure.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $69,665 , which was $19,665 in excess of its required net capital of $50,000. At December 31, 2015, the Company's net capital ratio was 3.2 to 1.

Common Stock

Common stock consists of 50,000 authorized, 8,384 issued and 8,250 outstanding with a par value of $0.0001 per share.

Preferred Stock

Preferred stock consists of 10,000 authorized, 500 issued and outstanding with a par value of $0.0001 per share.

Advertising Costs

The Company's policy is to expense all advertising costs as incurred. Total advertising costs for the

year ending December 31, 2015 was $30.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company. The companies share personnel and other services. The Company has paid management fees for personnel and other services for year ending December 31, 2015 in the amount of $95,000.

The Company paid a cash dividend during the year to its parent company in the amount of $6,500.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year, FINRA completed an examination of the Company's compliance with certain regulatory and financial requirements. Any issues that were found will not have a material effect on the Company's financial statements.

Furniture and Equipment

Assets were fully depreciated during 2015. Depreciation expense for the year ending December 31, 2015 was $313.

Stockholders' Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

Preferred and common dividends of $523 and $8,250 respectively, were declared and paid on December 31, 2015.

Retirement Plan

The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan and for the year ending December 31, 2015 has made contributions in the amount of $6,875.

Operating Lease

The Company leased office space under an agreement that expired on October 31, 2015. Total rental expense for 2015 totaled $34,871. The Company is moving office locations and a new lease has been signed effective April 1, 2016.

The following is a schedule, by years, of future minimum payments under the new operating lease in effect as of December 31, 2015:

2016	$14,580
2017	$19,440
2018	$19,440
2019	$19,732
2020-2021	$25,183

Litigation

The Company has retained legal counsel regarding one unresolved enforcement action. An unfavorable outcome in this enforcement action could result in material damages. However, management has aggressively contested the issues raised and is currently accounting for $75,000 as a contingent liability for any fine levied against the firm. The unresolved enforcement action is currently in appeal with the National Adjudication Counsel.

The Company is currently involved in one arbitration case, currently in the early stages. The claimants are seeking $35,875 damages plus attorney fees. The Firm is vigorously defending itself and has requested a dismissal of the case. This claim is covered under the firm's current E & O policy. Management believes that any settlement is this case would not cause a material change to the Firm's financial statement.

Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

KCD Financial, Inc.
De Pere, Wisconsin

Schedule l: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2015

Aggregate Indebtedness	
Commission payable and related liabilities	$ 95,741
Income Taxes	5,607
Accounts payable	80,944
Deferred revenue	40,790
Total Aggregated Indebtedness	$ 223,082
Minimum required net capital (6 2/3% of aggregate indebtedness)	$ 14,872
Computation of Basic Net Capital Requirements:	
Stockholders' Equity	$ 152,377
Deductions:	
Haircut	(601)
Unallowable Commissions	(7,111)
Receivable from non-customer	(75,000)
Total unallowable assets	(82,712)
Net Capital	$ 69,665
Net Capital requirement (minimum)	50,000
Capital in excess of minimum requirement	$ 19,665
Ratio of aggregate indebtedness to net capital	3.2 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

See accompanying notes

KCD Financial, Inc.
De Pere, Wisconsin

Reconciliation of the Company's Unaudited Net Capital Computation to the Statement of the Computation of Aggregated Indebtedness and Net Capital under Rule 15c3-1
December 31, 2015

Net capital at December 31, 2015 (unaudited)	$	90,805
Adjustment to correct haircut		611
Reclassification of certain concessions receivable to non-allowable		-2,874
Record income tax expense and related payable adjustment		-18,877
Net capital at December 31, 2015 (audited)	$	69,665



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors and Stockholders
of KCD Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by KCD Financial, Inc. (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 reported on the FOCUS for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting certain immaterial differences. We noted that the Company inadvertently included as an allowable deduction revenue from sales of unregistered securities along with its revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. This inadvertent error overstated allowable deductions by $41,522, which understated the SIPC-7 general assessment by $104.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016

KCD Financial, Inc.

Schedule of Assessment and Payments Form SIPC-7

Year Ended December 31, 2015

		Amount	Payment Date
SIPIC-7 annual general assessment	$	182	
SIPIC-6 payment		105	7/16/2015
SIPIC-7 payment		77	1/29/2016
Total payments	$	182	
Overpayments (Amount due)	$	-	



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES

To the Board of Directors and Stockholders
of KCD Financial, Inc.

In planning and performing our audit of the financial statements of KCD Financial, Inc. (the "Company"), as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and certain firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

The Company had previously included an unsecured receivable from a non-customer as an allowable asset. This caused net capital to be materially overstated for the second and third quarter. Upon the correction of this error, the Company's net capital fell below the required minimum for the second quarter of the year ending December 31, 2015.

The Company also failed to initially record an accrual for federal and state income tax expense. The result of this failure was a material overstatement of net capital and a material understatement of gross liabilities. The Company's former auditor noted this in its letter to governance as a significant deficiency. The Company's failure to address this significant deficiency resulted in a material misstatement of the financial statements.

At December 31, 2015, the Company was in compliace with the minimum net capital provisions of SEC Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, failed to operate effectively at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of KCD Financial, Inc.

We have reviewed management's statements, included in the accompanying KCD Financial, Inc. Exemption Report (the "Exemption Report"), in which (1) KCD Financial, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016

3313 SOUTH PACKERLAND DRIVE SUITE E | DEPERE, WI 54115
PH: 920.347.3400 | FAX: 920.347.3402 | WWW.KCDFINANCIAL.COM


Knowledgeable
Credible
Dependable
KCD
financial
MEMBER FINRA & SIPC

KCD Financial, Inc. Exemption Report

KCD Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Lori L. Rastall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________

Title: Chief Compliance Officer
February 25, 2016



3313 SOUTH PACKERLAND DRIVE SUITE E | DEPERE, WI 54115
PH: 920-347-3400 | FAX: 920-347-3402 | WWW.KCDFINANCIAL.COM


Knowledgeable
Credible
Dependable
KCD
financial

IMPORTANT NOTIFICATION

To Whom It May Concern,

On **March 25, 2016** KCD Financial, Inc. will be moving its corporate headquarters. Please update our information accordingly. All current contact information, phone/fax/email, will remain the same. Our new address will be:

3061 Allied Street
Suite B
Green Bay, WI 54304

If you have any questions or require additional documentation please contact Vicki Berger at 920-347-3400.

Thank you for your assistance in this transition.

Sincerely,

Lori L. Rastall

Lori L. Rastall
Chief Compliance Officer